UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to _____________________

Commission file number   0-1402

A.        Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Lincoln Electric Company

Employee Savings Plan

B.        Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Lincoln Electric Holdings, Inc.

22801 St. Clair Avenue

Cleveland, Ohio 44117

FINANCIAL STATEMENTS AND SCHEDULE

The Lincoln Electric Company Employee Savings Plan

December 31, 2020 and 2019, and

Year Ended December 31, 2020

With Report of Independent Registered Public Accounting Firm

Plan Sponsor and Administrator

The Lincoln Electric Company

Cleveland, Ohio  44117

(216) 481-8100

Plan Number:  005

Employer Identification Number:  34-0359955

The Lincoln Electric Company

Employee Savings Plan

Financial Statements and Schedule

December 31, 2020 and 2019, and

Year Ended December 31, 2020

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants

The Lincoln Electric Company Employee Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Lincoln Electric Company Employee Savings Plan (the “Plan”) as of December 31, 2020 and 2019 and the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets of the Plan as of December 31, 2020 and 2019 and the changes in its net assets for the year ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

The Plan’s management is responsible for these financial statements. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Plante & Moran, PLLC
We have served as the Plan’s auditor since 2016.

Cleveland, Ohio
June 24, 2021

The Lincoln Electric Company

Employee Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2020	2019
Assets
Investments at fair value	$738,371,772	$645,764,362
Receivables:
Notes receivable from participants	12,269,548	14,537,149
Employer contributions receivable	-	720,493
Other receivable	-	6,829
Total receivables	12,269,548	15,264,471
Total assets	750,641,320	661,028,833

Liabilities
Corrective distributions payable	33,012	140,954

Net assets available for benefits	$750,608,308	$660,887,879

See notes to these financial statements.

The Lincoln Electric Company

Employee Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2020

Additions
Interest and dividends	$14,883,151
Interest on notes receivable from participants	779,028
Contributions:
Participants	27,439,042
Employer	23,339,185
Net appreciation in fair value of investments	95,929,013
Total additions	162,369,419

Deductions
Participant withdrawals	90,832,399
Administrative expenses	293,857
Total deductions	91,126,256

Net increase in net assets prior to transfers from other qualified plans	71,243,163

Transfers from other qualified plans	18,477,266

Net increase	89,720,429

Net assets available for benefits at beginning of year	660,887,879
Net assets available for benefits at end of year	$750,608,308

See notes to these financial statements.

The Lincoln Electric Company

Employee Savings Plan

Notes to Financial Statements

Note 1 — Description of Plan

The following description of The Lincoln Electric Company Employee Savings Plan, as amended and restated (“the Plan”), provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering certain employees of The Lincoln Electric Company and certain related entities (“the Company”), as defined by the Plan. The Plan provides that regular, full-time employees are eligible to make participant contributions immediately and all other eligible employees after completion of 1,000 hours in any year of service with the Company. Such employees will be eligible for Company contributions following six months of full time employment or 1,000 hours in any year of service with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

As of January 1, 2020, the Wolf Robotics, LLC 401(k) Retirement Savings Plan and the Rimrock Corporation 401(k) Retirement Savings Plan merged into the Plan and then were both terminated. Total assets transferred to the Plan were $18,477,266 and are reflected in the Statement of Changes in Net Assets Available for Benefits as Transfers from other qualified plans.

In May 2020, the Plan implemented provisions from the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), enacted in March 2020. The provisions allowed Plan participants to take penalty-free distributions for qualifying coronavirus disease (“COVID-19”) related reasons through December 2020, allowed COVID-19 impacted participants to defer their loan payments and suspended minimum required distributions during the remainder of 2020.

Contributions and Vesting

Participant Contributions

Each year, participants may make pre-tax and after-tax Roth contributions to the Plan of 1% to 80% (in whole percentages) of their base salary and/or bonus pay up to the maximum amount as set by the Internal Revenue Service ("IRS") ($19,500 for 2020). Participants who are at least 50 years old by the end of the calendar year are allowed to make a catch-up contribution for that year (up to an additional $6,500 for 2020). Participants are immediately vested in their contributions plus actual earnings thereon. Participants have the right to direct Fidelity Management Trust Company (“the Trustee”) to invest their contributions to the Plan in any of the investment funds available under the Plan in 1% increments or to invest contributions in a self-directed brokerage account. Eligible employees of the Lincoln Electric Company who become eligible participants in the Plan will be automatically enrolled in the Plan unless action is taken by the employee to elect not to contribute to the Plan. Participants enrolled under this approach will have 4% of their base salary contributed to the Plan.

The Plan is subject to certain non-discrimination standards under Section 401(k) of the Internal Revenue Code. In order to comply with these standards, tests are performed to provide a limit on the amount of benefits provided to highly compensated employees. As a result, certain participants who are defined as highly compensated employees may have a portion of their contributions refunded to them after the end of the plan year and are recorded as Corrective distributions payable in the Statements of Net Assets available for Benefits.

Company Contributions

In general, participants receive up to 6% of their annual compensation, which is defined as base pay and bonus compensation, in Company contributions through:

(1)	Company matching contributions of 100% of the first 3% of participant compensation contributed to the Plan; and

The Lincoln Electric Company

Employee Savings Plan

Notes to Financial Statements (continued)

(2)	Automatic Company contributions equal to 3% of annual compensation.

In addition, certain employees who were participants in the Company’s frozen defined benefit plan receive employer contributions equal to 6% of annual compensation for a minimum of five years or to the end of the year in which they complete 30 years of service. Company contributions are 100% vested when made.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions to the Plan or to pay Plan expenses. The benefit to which a participant is entitled is the amount credited to the participant’s account.

Participant Loans

Active participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years, or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate computed as the prime rate in effect at the loan origination date plus 1%, as determined by the Company. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

Participants may receive the value of their account in a single lump sum payment or in ten or fewer annual installment payments following separation from the Company, whether by retirement, disability or otherwise, except that if the full value of a participant’s account is $1,000 or less or if the participant dies while in service and his/her account is payable to his/her beneficiary, such account balance will be paid in a single lump sum payment. Participants who leave the Company may withdraw their money at any time. Withdrawals must begin no later than April 1 of the calendar year following the calendar year in which age 70½ is attained or the calendar year in which the participant is terminated if later. Participants or their beneficiaries may elect to receive the portion of their distributions which are attributable to common shares of Lincoln Electric Holdings, Inc. allocated to their account in the form of whole shares with any fractional shares paid in cash or all in cash. During employment, participants may withdraw certain amounts from their accounts if they are over age 59 ½, disabled or have a financial hardship and may withdraw rollover contributions at any time.

Plan Termination

The Company has the right to amend, modify, suspend or terminate the Plan subject to the provisions of ERISA at any time. Upon termination of the Plan, the rights to benefits accrued by participants or their beneficiaries, to the extent that such benefits are funded or credited to participants’ accounts, shall be nonforfeitable. No amendment, modification, suspension or termination of the Plan shall have the effect of providing that any amounts then held under the Plan may be used or diverted to any purpose other than for the exclusive benefit of the participants or their beneficiaries.

Note 2 — Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).

The Lincoln Electric Company

Employee Savings Plan

Notes to Financial Statements (continued)

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The valuation methodologies used for the investment assets measured at fair value are as follows:

Units of registered investment companies (“Mutual funds”): Valued at quoted market prices in active markets, which represent the net asset values of the units held by the Plan on the last business day of the plan year.

Self-directed brokerage account: Consists primarily of the following: (1) common stocks and bonds, which are valued at the closing price reported on the active market on which the individual securities are traded; and (2) mutual funds, which are valued at quoted market prices, which represent the net asset values of the units held by the Plan on the last business day of the plan year.

Lincoln Electric Stock: Consists of common stock of Lincoln Electric Holdings, Inc., which is determined based on the quoted market price as of year-end.

Common/collective trusts: Valued at net asset value ("NAV") per share or its equivalent of the funds, which are based on the fair value of the funds underlying assets. There are no redemption restrictions or unfunded commitments on these investments.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Purchases and sales of securities are recorded on a trade-date basis. Open trades of Lincoln Electric Stock that have not settled are reflected in the Statements of Net Assets Available for Benefits as either an Other receivable or Other liability. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held throughout the year. See Note 6 for additional disclosures relative to the fair value of the investments held in the Plan.

Benefit Payments

Benefits are recorded by the Plan when paid.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded when it is earned. If a participant ceases to make loan repayments and the loan is deemed to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

The Lincoln Electric Company

Employee Savings Plan

Notes to Financial Statements (continued)

Administrative Expenses

All direct costs and expenses incurred in connection with the administration of the Plan and trust were primarily paid from forfeitures in 2020.

Note 3 — Income Tax Status

The Plan received a determination letter from the IRS dated March 10, 2017, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (“IRC”), and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan, as amended and restated, is qualified and the related trust is tax exempt. Accordingly, no provision for income taxes has been made in the accompanying statements. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2017.

Note 4 — Transactions with Parties-in-Interest

At December 31, 2020, the Plan held 928,874 common shares of Lincoln Electric Holdings, Inc. with a fair value of $107,989,525. For the year ended December 31, 2020, transactions involving common shares of the Lincoln Electric Holdings, Inc. included purchases and sales of approximately $4,300,000 and $11,700,000, respectively, and the Plan received dividends of $2,077,652. At December 31, 2019, the Plan held 1,133,083 common shares of Lincoln Electric Holdings, Inc. with a fair value of $109,609,810.

Party-in-interest transactions also include the investment in the proprietary funds of the Trustee and the payment of administrative expenses by the Company. Such transactions are exempt from being prohibited transactions under ERISA.

Note 5 — Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

The Plan’s investments in the Lincoln Electric Holdings, Inc. common shares are exposed to market risk in the event of a decline in the value of Lincoln Electric Holdings, Inc. common shares. Participants assume all risk in connection with any decrease in the market price of any investment.

Note 6 — Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are described below:

Level 1Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

The Lincoln Electric Company

Employee Savings Plan

Notes to Financial Statements (continued)

Level 2Inputs to the valuation methodology include:

●	Quoted prices for similar assets or liabilities in active markets;
●	Quoted prices for identical or similar assets or liabilities in inactive markets;
●	Inputs other than quoted prices that are observable for the asset or liability; and
●	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specific (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

The following tables set forth by level within the fair value hierarchy the Plan’s investments at fair value as of December 31, 2020 and 2019:

	Assets at Fair Value as of December 31, 2020
	Level 1	Total
Mutual funds	$519,802,074	$519,802,074
Self-directed brokerage accounts	26,230,770	26,230,770
Lincoln Electric Stock	107,989,525	107,989,525
Total investments in the fair value hierarchy	654,022,369	654,022,369
Common/collective trusts measured at NAV		84,349,403
Total investments at fair value		$738,371,772

	Assets at Fair Value as of December 31, 2019
	Level 1	Total
Mutual funds	$451,502,604	$451,502,604
Self-directed brokerage accounts	17,177,586	17,177,586
Lincoln Electric Stock	109,609,810	109,609,810
Total investments in the fair value hierarchy	578,290,000	578,290,000
Common/collective trusts measured at NAV		67,474,362
Total investments at fair value		$645,764,362

The Lincoln Electric Company

 Employee Savings Plan

 EIN:  34-0359955          Plan Number:  005

Form 5500, Schedule H, Line 4i—Schedule of Assets

(Held at End of Year)

December 31, 2020

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
Common/Collective Trusts:
Vanguard	Vanguard Retirement Savings Trust IV	$57,116,417
Wellington Trust Company, NA	Wellington Mid-Cap Opportunities Portfolio	27,232,986
		84,349,403

Registered investment companies:
Fidelity	T.Rowe Price Blue Chip Growth SHS	93,069,580
Fidelity	Fidelity Equity Index Fund	59,645,285
Fidelity	WA Core PLS Bond IS	41,475,405
Fidelity	Vanguard Target Ret 2025 Inv CL	36,678,080
Fidelity	Dodge & Cox Balanced Fund	30,889,545
Fidelity	Vanguard Target Ret 2030 Inv CL	28,027,430
Fidelity	Vanguard Small Cap Index Institutional	26,318,609
Fidelity	Vanguard Target Ret 2035 Inc CL	21,610,002
Fidelity	Fidelity Diversified International K6	20,457,510
Fidelity	Vanguard Target Ret 2040 Inv CL	18,750,064
Fidelity	Vanguard Target Ret 2020 Inv CL	18,648,835
Fidelity	American Washington Mutual Fund	17,597,489
Fidelity	Vanguard Target Ret 2050 Inv CL	17,576,998
Fidelity	American EuroPacific Growth Fund	16,815,277
Fidelity	Vanguard Target Ret 2045 Inc CL	15,358,985
Fidelity	Vanguard Target Ret 2055 Inv CL	13,407,219
Fidelity	Vanguard Mid-Cap Value Index Fund Admiral Shares	11,624,562
Fidelity	Fidelity Extended Market Index	11,155,205
Fidelity	Vanguard Target Ret 2060 Inv CL	6,834,931
Fidelity	Vanguard Institutional Target Ret Inc	5,394,144
Fidelity	Vanguard Target Ret 2015 Inc CL	4,149,353
Fidelity	Vanguard Tot Intl	3,110,553
Fidelity	Vanguard Target Ret 2065 Inv CL	687,916
Fidelity	Fidelity Government Money Market Fund K6	519,097
		519,802,074

Fidelity BrokerageLink	Self-directed brokerage accounts	26,230,770

Lincoln Electric Stock	928,874 Common Shares	107,989,525

Participant loans	Loans bearing interest at rates ranging from 3.00% to 9.25%	12,269,548
Total assets		$750,641,320

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Lincoln Electric Company
Employee Savings Plan

By:	The Lincoln Electric Company,
Plan Administrator

By:	/s/ Gabriel Bruno
Gabriel Bruno
Executive Vice President,
Chief Financial Officer and Treasurer

Date: June 24, 2021

Exhibits

Exhibit No.	Description

23.1	Consent of Plante & Moran, PLLC, Independent Registered Public Accounting Firm